UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 14, 2023

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons

Bagsværd, Denmark, 14 February 2023 — This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board	Maziar Mike Doustdar
member/Executive/Associated Person
2	Reason for the notification
a)	Position/status	Executive Vice President
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 12/ 2023

a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 990.58	25,625 shares

d)	Aggregated information
	• Aggregated volume	25,625 Shares
	• Price	DKK 990.58
e)	Date of the transaction	2023-02-13
f)	Place of the transaction	Outside a trading venue

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 54,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Contact for further information

Media:
Ambre Brown Morley +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 12/ 2023

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 12/ 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 14, 2023	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer